Mail Stop 6010

July 11, 2007

<u>VIA U.S. MAIL and FACSIMILE (414) 371-5956</u>

Richard E. Johnson
Chief Financial Officer
Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, Wisconsin 53223

>   **RE: Badger Meter, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed March 6, 2007**
>   **File No. 001-06706**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page 21

1.   Please tell us how you have reflected the stock compensation expense for stock-based awards accounted for under SFAS 123(R) within the consolidated statement of cash flows. Generally, this amount is presented as an adjustment to reconcile net earnings to net cash provided by operating activities.

2.   In future filings, please revise to ensure that you comply with the requirement in SFAS 95, paragraph 7 that the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows are the same amounts presented as cash and cash equivalents on the balance sheets. For example, you can separately quantify on the face of the statement of cash flows the portion of each of (i) net decrease in cash and cash equivalents; (ii) cash and cash equivalents at the beginning of the period, and (iii) cash and cash equivalents at the end of the period attributable to continuing operations and the portion attributable to discontinued operations. The amount of cash and cash equivalents included within "current assets of discontinued operations" on the balance sheet may be shown parenthetically or as a single line on the balance sheet.

Consolidated Statements of Shareholders' Equity, page 22

3.   Please tell us how you have reflected stock based compensation expense within your statement of shareholder's equity for the year ended December 31, 2006.

Note 1. Summary of Significant Accounting Policies, page 23

Warranty and After-Sale Costs, page 24

4.   In future filings, please disclose how provisions for warranties and after-sale costs are estimated.

Note 3. Discontinued Operations, page 29

5.   Please revise future filings to include a description of the facts and circumstances leading to the disposal of the French subsidiary as well as the expected manner and timing of disposal. Refer to paragraph 47(a) of SFAS 144.

6.   We reference the disclosure on page 29 that an appraisal was used to determine the fair value of discontinued operation's asset group. While in future filings management may elect to take full responsibility for valuing the asset group, if you choose to continue to refer to the expert in any capacity, please revise future

filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Note 6. Commitments and Contingencies, page 32

B. Contingencies

7.   In your response and in future filings, please provide additional information regarding the asbestos lawsuits, particularly those matters where you have been named a Potentially Responsible Party (PRP). Clarify the number of claims filed and the status of each of these claims. Disclose your exposure related to the PRP sites. Clarify the reason that you believe these matters will not have a significant impact on results of operations, liquidity or financial condition. Please note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities you should (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Refer to SAB Topic 5.Y. and SOP 96-1.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

∙ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief